ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Net sales to third parties	2,332	2,155	8	10	9,370	8,654	8	10
Gross profit	1,290	1,170	10	13	5,247	4,748	11	14
Operating income	208	21	nm	nm	1,039	672	55	77
Operating margin (%)	8.9	1.0			11.1	7.8
Net income/(loss)	427	(97)	nm	nm	974	335	191	243
Basic earnings/(loss) per share ($)(2)	0.87	(0.20)	nm	nm	1.98	0.68	191	242
Diluted earnings/(loss) per share ($)(2)	0.86	(0.20)	nm	nm	1.96	0.68	188	241

Core results (non-IFRS measure)(1)
Core operating income	440	353	25	34	1,849	1,571	18	27
Core operating margin (%)	18.9	16.4			19.7	18.2
Core net income	345	209	65	79	1,360	1,108	23	34
Core basic earnings per share ($)(2)	0.70	0.42	67	78	2.76	2.25	23	34
Core diluted earnings per share ($)(2)	0.70	0.42	67	78	2.74	2.24	22	33
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical
Implantables	438	434	1	5	1,703	1,725	(1)	2
Consumables	688	636	8	9	2,719	2,499	9	11
Equipment/other	226	204	11	14	892	821	9	12
Total Surgical	1,352	1,274	6	8	5,314	5,045	5	8

Vision Care
Contact lenses	579	530	9	10	2,400	2,192	9	11
Ocular health	401	351	14	17	1,656	1,417	17	19
Total Vision Care	980	881	11	13	4,056	3,609	12	14
Net sales to third parties	2,332	2,155	8	10	9,370	8,654	8	10
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Fourth quarter
Surgical
Surgical net sales were $1.4 billion, an increase of 6%. Excluding unfavorable currency impacts of 2%, Surgical net sales increased 8% in constant currencies.
•Implantables net sales were $438 million, an increase of 1%, led by demand for advanced technology intraocular lenses in international markets, partially offset by unfavorable currency impacts of 4%. Implantables net sales increased 5% in constant currencies.
•Consumables net sales were $688 million, an increase of 8%, reflecting demand for cataract and vitreoretinal consumables, particularly in international markets, and price increases. Growth was partially offset by unfavorable currency impacts of 1%. Consumables net sales increased 9% in constant currencies.
•Equipment/other net sales were $226 million, an increase of 11%, driven by demand for cataract and vitreoretinal equipment in international markets and higher service revenues. Growth was partially offset by unfavorable currency impacts of 3%. Equipment/other net sales increased 14% in constant currencies.
Vision Care
Vision Care net sales were $980 million, an increase of 11%, including 2% from products acquired in 2022. Excluding unfavorable currency impacts of 2%, Vision Care net sales increased 13% in constant currencies.
•Contact lenses net sales were $579 million, an increase of 9%, driven by product innovation, including sphere and toric product launches, and price increases. Growth was partially offset by declines in legacy lenses and unfavorable currency impacts of 1%. Contact lenses net sales increased 10% in constant currencies.
•Ocular health net sales were $401 million, an increase of 14%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and recovery from supply chain challenges in contact lens care. Growth was partially offset by unfavorable currency impacts of 3%. Ocular health net sales increased 17% in constant currencies, including 4% from products acquired in 2022.

Full year
Surgical
Surgical net sales were $5.3 billion, an increase of 5%. Excluding unfavorable currency impacts of 3%, Surgical net sales increased 8% in constant currencies.
•Implantables net sales were $1.7 billion, a decrease of 1%. Implantables net sales increased 5% excluding negative impacts of 3% from currency and 3% from the impact of an insurance reimbursement change in South Korea that took effect April 1, 2022. Growth in constant currencies was driven by intraocular lenses in other international markets. Implantables net sales increased 2% in constant currencies.
•Consumables net sales were $2.7 billion, an increase of 9%, reflecting favorable market conditions across geographies and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Consumables net sales increased 11% in constant currencies.
•Equipment/other net sales were $892 million, an increase of 9%, driven by strong demand for cataract and vitreoretinal equipment in international markets and higher service revenues. Growth was partially offset by unfavorable currency impacts of 3%. Equipment/other net sales increased 12% in constant currencies.
Vision Care
Vision Care net sales were $4.1 billion, an increase of 12%, including 4% from products acquired in 2022. Excluding unfavorable currency impacts of 2%, Vision Care net sales increased 14% in constant currencies.
•Contact lenses net sales were $2.4 billion, an increase of 9%, driven by product innovation, including sphere and toric product launches, and price increases. Growth was partially offset by declines in legacy lenses and unfavorable currency impacts of 2%. Contact lenses net sales increased 11% in constant currencies.
•Ocular health net sales were $1.7 billion, an increase of 17%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and recovery from supply chain challenges in contact lens care. Growth was partially offset by unfavorable currency impacts of 2%. Ocular health net sales increased 19% in constant currencies, including 10% from products acquired in 2022.

Operating income

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Gross profit	1,290	1,170	10	13	5,247	4,748	11	14
Selling, general & administration	(794)	(762)	(4)	(4)	(3,209)	(3,068)	(5)	(5)
Research & development	(208)	(196)	(6)	(5)	(828)	(702)	(18)	(18)
Other income	6	19	(68)	(68)	80	36	122	122
Other expense	(86)	(210)	59	60	(251)	(342)	27	27
Operating income	208	21	nm	nm	1,039	672	55	77
Operating margin (%)	8.9	1.0			11.1	7.8

Core results (non-IFRS measure)(1)
Core gross profit	1,448	1,322	10	12	5,917	5,381	10	13
Core operating income	440	353	25	34	1,849	1,571	18	27
Core operating margin (%)	18.9	16.4			19.7	18.2
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Operating income was $208 million, compared to $21 million in the prior year period. Operating margin increased 7.9 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies, lower acquisition and integration related expenses and lower transformation costs. The prior year period was impacted by $70 million of legal settlement costs. Operating margin benefits were partially offset by increased inflationary impacts and a negative 1.4 percentage point impact from currency. Operating margin increased 9.3 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $232 million, mainly due to $167 million of amortization, $57 million of transformation costs and $21 million of integration related expenses. Adjustments to arrive at core operating income in the prior year period were $332 million, mainly due to $151 million of amortization, $78 million of transformation costs, $70 million of legal settlement costs and $45 million of acquisition and integration related expenses.
Core operating income was $440 million (+25%, +34% cc), compared to $353 million in the prior year period. Core operating margin increased 2.5 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased inflationary impacts and a negative 1.1 percentage point impact from currency. Core operating margin increased 3.6 percentage points on a constant currencies basis.
Full year
Operating income was $1.0 billion (+55%, +77% cc), compared to $672 million in the prior year period. Operating margin increased 3.3 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. The current year period also included a $58 million benefit from the release of a contingent liability related to a recent acquisition. The prior year period was impacted by $90 million of legal settlement costs and intangible asset impairments of $62 million. Operating margin benefits were partially offset by increased inflationary impacts, increased investment in research and development, including spend following the acquisition of Aerie Pharmaceuticals, Inc. ("Aerie"), higher amortization for intangible assets due to recent acquisitions, a shift in product mix in Surgical, including the impact from South Korea, and a negative 1.4 percentage point impact from currency. Operating margin increased 4.7 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $810 million, mainly due to $675 million of amortization, $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to a recent acquisition. Adjustments to arrive at core operating income in the prior year period were $899 million, mainly due to $588 million of amortization, $119 million of transformation costs, $90 million of legal settlement costs, $64 million of acquisition and integration related expenses and $62 million in impairments of intangible assets.
Core operating income was $1.8 billion (+18%, +27% cc), compared to $1.6 billion in the prior year period. Core operating margin increased 1.5 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased inflationary impacts, increased investment in research and development, including spend following the acquisition of Aerie, a shift in product mix in Surgical, including the impact from South Korea, and a negative 1.3 percentage point impact from currency. Core operating margin increased 2.8 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical segment contribution	344	312	10	16	1,454	1,336	9	17
As % of net sales	25.4	24.5			27.4	26.5
Vision Care segment contribution	188	129	46	55	777	600	30	37
As % of net sales	19.2	14.6			19.2	16.6
Not allocated to segments	(324)	(420)	23	24	(1,192)	(1,264)	6	6
Operating income	208	21	nm	nm	1,039	672	55	77
Core adjustments (non-IFRS measure)(1)	232	332			810	899
Core operating income (non-IFRS measure)(1)	440	353	25	34	1,849	1,571	18	27
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Surgical
Surgical segment contribution was $344 million (+10%, +16% cc), compared to $312 million in the prior year period. Segment contribution margin increased 0.9 percentage points, as improvements in underlying operating leverage from higher sales and manufacturing efficiencies were partially offset by a negative 0.9 percentage point impact from currency. Segment contribution margin increased 1.8 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $188 million (+46%, +55% cc), compared to $129 million in the prior year period. Segment contribution margin increased 4.6 percentage points, with improved underlying operating leverage from higher sales and manufacturing efficiencies, partially offset by increased inflationary impacts and a negative 0.9 percentage point impact from currency. Segment contribution margin increased 5.5 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $324 million (+23%, +24% cc), compared to $420 million in the prior year period. The decrease in amounts not allocated was primarily driven by legal settlement costs in the prior year period, lower transformation costs and lower acquisition and integration related costs in the current year period.
Full year
Surgical
Surgical segment contribution was $1.5 billion (+9%, +17% cc), compared to $1.3 billion in the prior year period. Segment contribution margin increased 0.9 percentage points, as improved underlying operating leverage from higher sales and manufacturing efficiencies was partially offset by a shift in product mix, including the impact from South Korea, and a negative 1.3 percentage point impact from currency. Segment contribution margin increased 2.2 percentage points on a constant currencies basis.

Vision Care
Vision Care segment contribution was $777 million (+30%, +37% cc), compared to $600 million in the prior year period. Segment contribution margin increased 2.6 percentage points, with improved underlying operating leverage from higher sales and manufacturing efficiencies, partially offset by increased investment in research and development following the acquisition of Aerie and increased inflationary impacts. Segment contribution margin benefits from higher margin ophthalmic pharmaceutical products following the acquisition of Aerie were offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses. There was also a negative 0.7 percentage point impact from currency. Segment contribution margin increased 3.3 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $1.2 billion (+6%, +6% cc), compared to $1.3 billion in the prior year period. The decrease in amounts not allocated was primarily driven by impairments of intangible assets and legal settlement costs in the prior year period. Additionally, the current year period included a $58 million benefit from the release of a contingent liability related to a recent acquisition, partially offset by higher amortization for intangible assets due to acquisitions and higher transformation costs.

Non-operating income & expense

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Operating income	208	21	nm	nm	1,039	672	55	77
Interest expense	(47)	(40)	(18)	(16)	(189)	(134)	(41)	(41)
Other financial income & expense	7	(12)	nm	nm	(18)	(75)	76	74
Income/(loss) before taxes	168	(31)	nm	nm	832	463	80	112
Taxes	259	(66)	nm	nm	142	(128)	nm	nm
Net income/(loss)	427	(97)	nm	nm	974	335	191	243
Basic earnings/(loss) per share ($)(2)	0.87	(0.20)	nm	nm	1.98	0.68	191	242
Diluted earnings/(loss) per share ($)(2)	0.86	(0.20)	nm	nm	1.96	0.68	188	241

Core results (non-IFRS measure)(1)
Core taxes	(55)	(92)	40	35	(282)	(254)	(11)	(21)
Core net income	345	209	65	79	1,360	1,108	23	34
Core basic earnings per share ($)(2)	0.70	0.42	67	78	2.76	2.25	23	34
Core diluted earnings per share ($)(2)	0.70	0.42	67	78	2.74	2.24	22	33
nm = not meaningful
(1) Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Fourth quarter
Interest expense
Interest expense was $47 million, compared to $40 million in the prior year period. The current year period had increased financial debts following the funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net benefit of $7 million, compared to an expense of $12 million in the prior year period, primarily due to an increase in interest income and a reduction in foreign currency exchange losses. The prior year period also included losses for the write-off of unamortized debt issuance costs.
Taxes
Tax benefit was $259 million, compared to a tax expense of $66 million in the prior year period. The current year tax was primarily driven by a $263 million discrete tax benefit associated with a long-term agreement with Swiss tax authorities in the fourth quarter of 2023 for the deductibility of a statutory expense in Switzerland (the "2023 Swiss Tax Agreement") and a net benefit of $13 million from other discrete tax items. The prior year tax expense was driven by the recognition of tax expense for an Advanced Pricing Agreement between Swiss and US tax authorities related to fiscal years 2019 through 2022 (the "2022 APA") and the mix of pre-tax income/(loss) across geographical jurisdictions.
Adjustments to arrive at core tax expense in the current year period were $314 million, primarily due to a $263 million discrete tax benefit for the 2023 Swiss Tax Agreement and $45 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $26 million for the tax effect associated with operating income core adjustments, partially offset by core tax adjustments for discrete tax impacts for the 2022 APA for the fiscal years 2019 through 2021.
Core tax expense was $55 million, compared to $92 million in the prior year period. The average core tax rate was 13.8%, compared to 30.6% in the prior year period. The current year average core tax rate benefited from the mix of pre-tax income/(loss) across geographical jurisdictions and discrete tax items. The prior year average core tax rate was impacted by the recognition of tax expense for the 2022 APA related to fiscal year 2022.
Net income/(loss) and earnings/(loss) per share
Net income was $427 million, compared to a net loss of $97 million in the prior year period, primarily due to higher operating income, the tax benefit in the current year period compared to tax expense in the prior year period and favorability in other financial income & expense. The associated basic and diluted earnings per share were $0.87 and $0.86, respectively, compared to basic and diluted loss per share of $0.20 in the prior year period.
Core net income was $345 million, compared to $209 million in the prior year period, primarily due to higher core operating income, lower core tax expense and favorability in other financial income & expense. The associated core basic and diluted earnings per share were $0.70, compared to core basic and diluted earnings per share of $0.42 in the prior year period.
Full year
Interest expense
Interest expense was $189 million, compared to $134 million in the prior year period. The current year period had increased financial debts following the funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $18 million, compared to $75 million in the prior year period, primarily due to an increase in interest income and a reduction in foreign currency exchange losses.
Taxes
Tax benefit was $142 million, compared to a tax expense of $128 million in the prior year period. The current year tax was primarily driven by a $263 million discrete tax benefit associated with the 2023 Swiss Tax Agreement and a net benefit of $36 million from other discrete tax items. The prior year expense was primarily driven by the 2022 APA, partially offset by favorable discrete tax items.
Adjustments to arrive at core tax expense in the current year period were $424 million, primarily due to $263 million for the 2023 Swiss Tax Agreement and $155 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $126 million for the tax effect associated with operating income core adjustments, partially offset by core tax adjustments for discrete tax impacts for the 2022 APA for the fiscal years 2019 through 2021.
Core tax expense was $282 million, compared to $254 million in the prior year period. The average core tax rate was 17.2%, compared to 18.6% in the prior year period. The current year average core tax rate benefited from the mix of pre-tax income/(loss) across geographical jurisdictions and discrete tax benefits. The prior year average core tax rate was impacted by the recognition of tax expense for the 2022 APA related to fiscal year 2022.
Net income and earnings per share
Net income was $974 million, compared to $335 million in the prior year period, primarily due to higher operating income, the tax benefit in the current year period compared to tax expense in the prior year period and lower other financial income & expense, partially offset by higher interest expense. The associated basic and diluted earnings per share were $1.98 and $1.96, respectively, compared to basic and diluted earnings per share of $0.68 in the prior year period.
Core net income was $1.4 billion, compared to $1.1 billion in the prior year period, primarily due to higher core operating income and lower other financial income & expense, partially offset by increases in interest expense and core tax expense. In addition, the current year reflects unfavorable currency impacts. The associated core basic and diluted earnings per share were $2.76 and $2.74, respectively, compared to $2.25 and $2.24, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $1.4 billion in 2023, compared to $1.2 billion in the prior year period. The current year includes increased collections associated with higher sales and lower associate short-term incentive payments, which generally occur in the first quarter. Cash outflows in the current year include higher payments for revenue deductions, transformation and other operating expenditures, including increased investment in research and development. The current year cash outflows also include the settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), increased taxes paid due to the timing of payments, higher interest payments associated with increased financial debt outstanding and a negative impact of foreign currency rates on operating results. Both periods were impacted by changes in net working capital.
Changes in net working capital in the current year were mainly driven by increases in inventories and trade receivables and a decrease in trade payables, partially offset by the net change in other operating liabilities. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The decrease in trade payables was primarily driven by the timing of payments. The net change in other operating liabilities was primarily driven by higher accruals for short-term incentive benefits.
Changes in net working capital in the prior year period included increases in inventories and trade receivables, the net change in other operating assets and other operating liabilities and decreases in trade payables. The increase in inventories was primarily driven by new product launches and higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating assets was primarily driven by increases in long-term receivables and prepaid expenses. The net change in other operating liabilities was primarily driven by annual associate short-term incentive payments, payment of acquisition and integration costs related to Aerie and lower wage accruals due to the timing of payroll, partially offset by accruals for deductions from revenue. Trade payables decreased as the 2021 payables reflected increased discretionary spending in line with market recovery. Refer to Note 8 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.1 billion in 2023, compared to $1.9 billion in the prior year period. Cash outflows in the current year period include capital expenditures, payments for financial assets and purchases of intangible assets. Payments for financial assets primarily include a long-term note receivable related to new financing arrangements with Lifecore Biomedical, Inc. and certain of its affiliates (collectively, "Lifecore") in the second quarter of 2023 and long-term financial investments measured at fair value through other comprehensive income ("FVOCI"). Purchases of intangible assets primarily include intellectual property licenses. Refer to Note 7 of the Condensed Consolidated Interim Financial Statements for additional information.
Cash outflows in the prior year period primarily included the acquisitions of Aerie, Ivantis, Inc. ("Ivantis") and Eysuvis and Inveltys products, capital expenditures and purchases of long-term financial investments measured at FVOCI, partially offset by the sale of short-term investments obtained in the Aerie acquisition. Refer to Note 2 of the Condensed Consolidated Interim Financial Statements for additional information on the acquisitions of Aerie, Ivantis and Eysuvis and Inveltys products.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $211 million in 2023, compared to $8 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from local debt facilities.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net cash inflows associated with financial debts. Net cash inflows associated with financial debts primarily included the issuance of Series 2028, Series 2032 and Series 2052 senior notes, issuance and repayment of the 2022 Bridge Loan Facility associated with the Aerie acquisition, repayment of the Facility B and Facility C term loans, payment of financial debts assumed in the Aerie acquisition and payments of certain local debt facilities. Refer to Note 2 of the Condensed Consolidated Interim Financial Statements for additional information.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $730 million in 2023, compared to $581 million in the prior year period, due to increased cash flows from operating activities, partially offset by increased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $24.0 billion as of December 31, 2023, in line with December 31, 2022. Intangible assets other than goodwill decreased $629 million primarily due to recurring amortization, partially offset by additions. Property, plant & equipment increased $344 million primarily due to capital expenditures and foreign currency translation effects, partially offset by depreciation. Financial assets increased $230 million primarily due to a long-term note receivable resulting from financing arrangements with Lifecore and purchases of long-term financial investments measured at FVOCI. Other non-current assets increased $55 million primarily due to deferred compensation plans assets and an investment in an associated company.
Total current assets were $5.6 billion as of December 31, 2023, an increase of $454 million when compared to $5.2 billion as of December 31, 2022. Inventories increased $213 million primarily to meet expected upcoming demand, partially offset by foreign currency translation effects. Cash and cash equivalents increased $114 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Trade receivables increased $97 million primarily driven by higher sales outpacing collections, partially offset by foreign currency translation effects.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2023, a decrease of $240 million when compared to $6.8 billion as of December 31, 2022. Deferred tax liabilities decreased $267 million primarily due to a deferred tax asset recognized in the fourth quarter of 2023 related to a long-term agreement with Swiss tax authorities for the deductibility of a statutory expense in Switzerland. The deferred tax asset was recognized as a reduction to Alcon's net deferred tax liability in the Swiss tax jurisdiction. Financial debts increased $53 million primarily due to the refinancing of local debt facilities in Japan and foreign currency translation effects.
Total current liabilities were $2.5 billion as of December 31, 2023, a decrease of $258 million when compared to $2.7 billion as of December 31, 2022. Provisions and other current liabilities decreased $185 million primarily due to the JJSVI legal settlement payment, transformation payments and property tax payments, partially offset by higher accruals for incentive compensation. Current income tax liabilities decreased $61 million primarily due to the timing of payments. Trade payables decreased $50 million primarily due to the timing of payments.
Equity
Equity was $20.6 billion as of December 31, 2023, an increase of $947 million when compared to $19.7 billion as of December 31, 2022.

Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.6 billion as of December 31, 2023 decreased $17 million compared to $3.7 billion as of December 31, 2022. Alcon's liquidity amounted to $1.1 billion as of December 31, 2023, compared to $988 million as of December 31, 2022. Total financial debt amounted to $4.7 billion as of December 31, 2023, compared to $4.6 billion as of December 31, 2022.
The average maturity of financial debts outstanding as of December 31, 2023 is 10.7 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
In October 2023, the revolving credit facility was refinanced with a new revolving credit facility of $1.32 billion maturing five years after the date of the agreement. The revolving credit facility remained undrawn as of December 31, 2023 and February 27, 2024. Refer to Note 6 to the Condensed Consolidated Interim Financial Statements for additional information.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Israel-Hamas war
In October 2023, Hamas launched an attack on Israel which led to an immediate military response. A state of war has officially been declared by the government of Israel. Net sales and total assets in Israel are not a material portion of our business. It is possible the impact of the war could expand beyond Israel to other parts of the Middle East, or have further global impacts. Refer to "Item 3. Key Information—3.D. Risk Factors—Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business" in the Company's 2023 Form 20-F.
Supply chain inflationary pressures
We have experienced inflationary pressures primarily in labor, utilities and services, electronic components, freight, resins, plastics and other raw materials, which we have managed with price increases and productivity initiatives. However, we expect gross margin to be impacted in the coming quarters as we sell inventory which was manufactured at higher costs.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	Note	2023	2022	2023	2022
Net sales to third parties	3	2,332	2,155	9,370	8,654
Other revenues	3	20	16	85	63
Net sales and other revenues		2,352	2,171	9,455	8,717
Cost of net sales		(1,049)	(986)	(4,141)	(3,910)
Cost of other revenues		(13)	(15)	(67)	(59)
Gross profit		1,290	1,170	5,247	4,748
Selling, general & administration		(794)	(762)	(3,209)	(3,068)
Research & development		(208)	(196)	(828)	(702)
Other income		6	19	80	36
Other expense		(86)	(210)	(251)	(342)
Operating income		208	21	1,039	672
Interest expense		(47)	(40)	(189)	(134)
Other financial income & expense		7	(12)	(18)	(75)
Income/(loss) before taxes		168	(31)	832	463
Taxes	4	259	(66)	142	(128)
Net income/(loss)		427	(97)	974	335

Earnings/(loss) per share ($)
Basic	5	0.87	(0.20)	1.98	0.68
Diluted	5	0.86	(0.20)	1.96	0.68

Weighted average number of shares outstanding (millions)
Basic	5	493.3	491.8	493.0	491.4
Diluted	5	496.4	491.8	496.5	494.4
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income/(Loss) (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022

Net income/(loss)	427	(97)	974	335
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	48	84	25	(36)
Total of items to eventually recycle	48	84	25	(36)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes(2)	(38)	12	(30)	141
Fair value adjustments on equity investments, net of taxes(3)	1	(4)	(5)	(1)
Total of items never to be recycled	(37)	8	(35)	140
Total comprehensive income/(loss)	438	(5)	964	439
(1)Amount is net of tax expense of $1 million for the three months ended December 31, 2023. Amount is net of tax benefit of $2 million for the three months ended December 31, 2022. Amount is net of tax benefit of $1 million for the twelve months ended December 31, 2023. Amount is net of tax expense of $0.4 million for the twelve months ended December 31, 2022.
(2)Amount is net of tax benefit of $11 million for the three months ended December 31, 2023. Amount is net of tax expense of $6 million for the three months ended December 31, 2022. Amount is net of tax benefit of $8 million for the twelve months ended December 31, 2023. Amount is net of tax expense of $40 million for the twelve months ended December 31, 2022.
(3)Amount is net of tax expense of $2 million for the three months ended December 31, 2023. Amount is net of tax benefit of $2 million for the three months ended December 31, 2022. Amount is net of tax expense of $3 million for the twelve months ended December 31, 2023. Amount is net of tax benefit of $1 million for the twelve months ended December 31, 2022.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	December 31, 2023	December 31, 2022
Assets
Non-current assets
Property, plant & equipment		4,369	4,025
Right-of-use assets		354	391
Goodwill	11	8,926	8,926
Intangible assets other than goodwill		9,060	9,689
Deferred tax assets		443	411
Financial assets	7	517	287
Other non-current assets		298	243
Total non-current assets		23,967	23,972
Current assets
Inventories		2,322	2,109
Trade receivables		1,770	1,673
Income tax receivables		34	13
Cash and cash equivalents		1,094	980
Other current assets		427	418
Total current assets		5,647	5,193
Total assets		29,614	29,165

Equity and liabilities
Equity
Share capital		20	20
Reserves		20,604	19,657
Total equity		20,624	19,677
Liabilities
Non-current liabilities
Financial debts	6	4,594	4,541
Lease liabilities		335	359
Deferred tax liabilities		797	1,064
Provisions & other non-current liabilities		784	786
Total non-current liabilities		6,510	6,750
Current liabilities
Trade payables		811	861
Financial debts	6	145	107
Lease liabilities		71	71
Current income tax liabilities		114	175
Provisions & other current liabilities		1,339	1,524
Total current liabilities		2,480	2,738
Total liabilities		8,990	9,488
Total equity and liabilities		29,614	29,165
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2022	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		335				—	335
Other comprehensive income/(loss)			(1)	141	(36)	104	104
Total comprehensive income	—	335	(1)	141	(36)	104	439
Dividends		(102)				—	(102)
Equity-based compensation		68				—	68
Other movements(2)		16				—	16
Total other movements	—	(18)	—	—	—	—	(18)
Balance as of December 31, 2022	20	19,673	(33)	67	(50)	(16)	19,677
Net income		974				—	974
Other comprehensive income/(loss)			(5)	(30)	25	(10)	(10)
Total comprehensive income	—	974	(5)	(30)	25	(10)	964
Dividends		(117)				—	(117)
Equity-based compensation		86				—	86
Other movements(2)		8	6			6	14
Total other movements	—	(23)	6	—	—	6	(17)
Balance as of December 31, 2023	20	20,624	(32)	37	(25)	(20)	20,624
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The year ended December 31, 2023 also includes a reclassification to Other reserves related to the sale of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2023	2022

Net income		974	335
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	8.1	1,226	1,111
Equity-based compensation expense		144	140
Non-cash change in current and non-current provisions and other non-current liabilities		21	187
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		27	10
Interest expense		189	134
Other financial income & expense		18	75
Taxes		(142)	128
Interest received		33	14
Interest paid		(176)	(111)
Other financial payments		(7)	(7)
Taxes paid		(255)	(178)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		2,052	1,838
Net payments out of provisions and other cash movements in non-current liabilities		(260)	(99)
Change in net current assets and other operating cash flow items	8.2	(404)	(522)
Net cash flows from operating activities		1,388	1,217
Purchase of property, plant & equipment		(658)	(636)
Purchase of intangible assets		(193)	(109)
Purchase of investment in associated company		(10)	—
Payments for financial assets		(233)	(50)
Proceeds from financial assets		2	2
Proceeds from sale of short-term investments		—	79
Acquisitions of assets, net of cash acquired		(2)	(485)
Acquisition of business, net of cash acquired		—	(666)
Net cash flows used in investing activities		(1,094)	(1,865)
Dividends paid to shareholders of Alcon Inc.	5	(116)	(100)
Repayment of current portion of non-current financial debts		(34)	—
Proceeds from current financial debts		40	—
Proceeds from non-current financial debts, net of issuance costs		29	1,815
Proceeds from 2022 Bridge Loan Facility, net of issuance costs		—	771
Repayment of non-current financial debts		—	(1,176)
Repayment of 2022 Bridge Loan Facility		—	(775)
Repayment of financial debts assumed in acquisition of business		—	(316)
Other changes in current financial debts		37	(42)
Lease payments		(79)	(69)
Payment of withholding taxes related to equity-based compensation		(49)	(50)
Other financing cash flows		(39)	(66)
Net cash flows used in financing activities		(211)	(8)
Effect of exchange rate changes on cash and cash equivalents		31	61
Net change in cash and cash equivalents		114	(595)
Cash and cash equivalents at January 1		980	1,575
Cash and cash equivalents at December 31		1,094	980
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2023 Consolidated Financial Statements in the Company’s 2023 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements as of December 31, 2023 and 2022 and for the years then ended are derived from and should be read in conjunction with the annual Consolidated Financial Statements for the years ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss) and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Principles of consolidation and equity accounting
The "Principles of consolidation" portion of the accounting policies was expanded in 2023 to include the equity method of accounting for associated companies, as follows:
Associated companies are all entities over which Alcon has a significant influence but not control or joint control. This is generally the case where Alcon holds between 20% and 50% of an entity's voting rights. Alcon can also have significant influence over an investee where it holds less than 20% of the voting rights if Alcon has significant transactions with the investee, Alcon has influence over the investee’s policy making decisions through Board representation, Alcon shares significant technical information with the investee or Alcon exchanges personnel with the investee. Investments in associated companies are accounted for using the equity method from the date when the investee is determined to be an associated company until the date when Alcon loses significant influence over the investee. Under the equity method, the investment is initially recognized at cost, and the carrying amount is subsequently increased or decreased, to recognize Alcon's share of profit or loss and other comprehensive income of the associated company after the date of initial recognition. Alcon eliminates its share of profit/(loss) from unrealized gains/(losses) from its transactions with associated companies against its carrying amount of the investment. Dividends received or receivable from associated companies are recognized as a reduction in the carrying amount of the investment.
The use of the equity method is discontinued from the date when the investee is determined to no longer be an associated company. The investment retained after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement and disposal of the investment is recognized in the Consolidated Income Statement.
The carrying amounts of investments in associated companies are tested for impairment when triggering events are identified.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.

Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Financial assets
The "Financial assets" portion of the accounting policies was expanded in 2023 to include purchased or originated credit-impaired financial assets, as follows:
Purchased or originated credit-impaired financial assets are financial assets that are credit-impaired on initial recognition with one or more events that have a detrimental impact on the estimated future cash flows of those financial assets. The interest income of the financial assets is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired. Interest income is recognized in "Other financial income and expense" in the Consolidated Income Statement.
The lifetime expected credit loss ("ECL") of the purchased or originated credit-impaired financial assets is analyzed at inception and utilized in calculating the credit-adjusted effective interest rate, with no Day 1 impact on the carrying value of the financial assets. The value of any collateral related to the financial assets is considered in estimating the lifetime ECL at inception. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including ECLs, to the amortized cost of the debt instrument on initial recognition. Any change in the lifetime ECL from inception would be reflected as a credit loss in the Consolidated Income statement.
New standards and interpretations not yet adopted
Effective January 1, 2024, Alcon will adopt Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, to clarify the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Adoption of the amendment will have an impact on the classification of certain of Alcon's financial debts currently classified as current due to Alcon's expectation to settle the liabilities within twelve months of the balance sheet date, even though Alcon has the right to roll over the financial debts for at least twelve months after the reporting date.
As of December 31, 2023, the current financial debts balance includes $82 million of financial debts that Alcon has a right to roll over for at least twelve months after balance sheet date that will be reclassified to non-current financial debts upon adoption of the Amendments to IAS 1.
Other than previously described, there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2023
There were no significant transactions during the twelve months ended December 31, 2023.
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million under the preliminary purchase price allocation ("PPA") of the fair values of the acquired assets and assumed liabilities. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. The PPA was subsequently finalized during the third quarter of 2023, resulting in adjusted goodwill of $21 million. Refer to Note 11 for additional information regarding the final PPA.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed a private offering of non-current financial debt consisting of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through the issuance, together with cash, were used to repay the remaining $640 million Facility B term loan and the $775 million 2022 Bridge Loan Facility.
Vision Care - Acquisition of Eysuvis and Inveltys products
On July 8, 2022, Alcon acquired two pharmaceutical ophthalmic eye drops, Eysuvis and Inveltys, from Kala Pharmaceuticals, Inc. The acquisition complements Alcon’s existing portfolio in the large and fast-growing dry eye category. Pursuant to the terms of the Asset Purchase Agreement, Alcon paid total upfront consideration of $60 million for Eysuvis and Inveltys, paid an additional amount to purchase certain related inventory and assumed certain liabilities of approximately $14 million for a purchase consideration of $79 million. In addition, Alcon agreed to potentially pay additional amounts upon achievement of certain commercial milestones if annual sales exceed defined targets that expire after 2029. The purchase consideration was allocated using the relative fair value approach primarily to currently marketed product intangible assets within the Vision Care reportable segment of $71 million and assumed liabilities of $14 million.
Series 2028 Notes issuance
On May 31, 2022, Alcon, through its wholly owned subsidiary Alcon Finance B.V. (“AFBV”), completed a public offering of $537 million (EUR500 million) of non-current EUR denominated financial debt consisting of 2.375% senior notes due 2028. The funds borrowed through the issuance were used to repay the $376 million (EUR350 million) Facility C term loan in full and partially repay $160 million of the Facility B term loan.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. This transaction was accounted for as an asset acquisition.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition related items and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Surgical
Implantables	438	434	1,703	1,725
Consumables	688	636	2,719	2,499
Equipment/other	226	204	892	821
Total Surgical net sales to third parties	1,352	1,274	5,314	5,045
Vision Care
Contact lenses	579	530	2,400	2,192
Ocular health	401	351	1,656	1,417
Total Vision Care net sales to third parties	980	881	4,056	3,609
Total net sales to third parties	2,332	2,155	9,370	8,654
Vision Care other revenues	20	16	85	63
Total net sales and other revenues	2,352	2,171	9,455	8,717
Segment contribution and reconciliation to income/(loss) before taxes

	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022
Segment contribution
Surgical	344	312	1,454	1,336
Vision Care	188	129	777	600
Total segment contribution	532	441	2,231	1,936
Not allocated to segments:
Amortization of intangible assets	(184)	(168)	(745)	(653)
Impairment charges on intangible assets	—	(1)	—	(62)
General & administration (corporate)	(64)	(58)	(272)	(255)
Transformation costs	(57)	(78)	(139)	(119)
Fair value adjustments to contingent consideration liabilities	10	—	17	23
Acquisition and integration related costs	(21)	(45)	(48)	(64)
Release of contingent liability related to a recent acquisition	—	—	58	—
Other	(8)	(70)	(63)	(134)
Operating income	208	21	1,039	672
Interest expense	(47)	(40)	(189)	(134)
Other financial income & expense	7	(12)	(18)	(75)
Income/(loss) before taxes	168	(31)	832	463
Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2023		2022		2023		2022
United States	1,067	46%	989	46%	4,312	46%	3,897	45%
International	1,265	54%	1,166	54%	5,058	54%	4,757	55%
Net sales to third parties	2,332	100%	2,155	100%	9,370	100%	8,654	100%
(1) Net sales to third parties by location of third-party customer.

4. Income taxes
2023 Swiss Tax Agreement
During the fourth quarter of 2023, Alcon entered into a long-term agreement with Switzerland tax authorities related to the deductibility of a statutory expense in Switzerland through March 31, 2039. Alcon recorded a discrete tax benefit of $263 million in "Taxes" in the Consolidated Income Statement and corresponding deferred tax asset, net of reserves.
2022 Advanced Pricing Agreement
During the fourth quarter of 2022, Alcon recognized the impact of an Advanced Pricing Agreement between US and Switzerland tax authorities (the "2022 APA") related to the allocation and taxation of relevant Alcon profits between the US and Switzerland retroactive to 2019. The 2022 APA results in more profit being taxable at the rate applicable in the US compared to Alcon’s historical filing position. As a result, in the fourth quarter of 2022 Alcon recorded a discrete item of $37 million of income tax expense related to the 2019 through 2021 tax years and an increase of $64 million of income tax expense for the year ended December 31, 2022. The 2022 APA was agreed upon in the first quarter of 2023 and is valid through 2027.
Pillar Two income taxes
The Organization for Economic Cooperation and Development (“OECD") has published Global Anti-Base Erosion (“GloBE”) Model Rules, which include a minimum 15% tax rate by jurisdiction ("Pillar Two"). Various countries have enacted or intend to enact tax legislation to comply with Pillar Two rules. Alcon is within the scope of the OECD’s Pillar Two, which did not impact 2023 results but will impact Alcon’s financial results from January 1, 2024 onward.
Of the countries enacting Pillar Two legislation, we expect Switzerland to be the most impactful to Alcon. In December 2023, the Swiss government decided to partially implement Pillar Two by introducing a Qualified Domestic Minimum Top-up Tax (“QDMTT”) to reach the required taxation level of 15% on Pillar Two qualifying profits earned by companies domiciled in Switzerland effective from January 1, 2024. This QDMTT will not be applied to the Pillar Two qualifying profits earned by subsidiaries domiciled in tax jurisdictions outside of Switzerland. The implementation timing and specific provisions of any further Pillar Two tax regulations in Switzerland remain subject to further assessments at both the Federal and Cantonal levels. For the period ended December 31, 2023, we have applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two such that there is no impact to the 2023 Condensed Consolidated Interim Financial Statements. The future impact of Pillar Two for Alcon is estimated to increase Alcon's effective tax rate by approximately 1% to 2%. We are continuing to follow Pillar Two legislative developments to evaluate the potential future impact on our consolidated results of operations, financial position and cash flows beginning in 2024.

5. Dividends and earnings/(loss) per share
Dividends
On February 27, 2023, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and paid in May 2023 for an amount of $116 million.
On February 15, 2022, the Board proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
Earnings/(loss) per share
As of December 31, 2023, there were 493.2 million outstanding common shares, after the delivery of 1.5 million net shares vesting under the equity incentive programs during the twelve months ended December 31, 2023.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2023, the weighted average number of shares outstanding was 493.3 million and 493.0 million, respectively. For the three and twelve months ended December 31, 2022, the weighted average number of shares outstanding was 491.8 million and 491.4 million, respectively.

The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 9. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and twelve months ended December 31, 2023, the weighted average diluted number of shares outstanding was 496.4 million and 496.5 million, respectively, which includes the potential conversion of 3.1 million and 3.5 million unvested equity-based awards, respectively. For the three months ended December 31, 2022, 3.2 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. For the twelve months ended December 31, 2022, the weighted average diluted number of shares outstanding was 494.4 million, which includes the potential conversion of 3.0 million unvested equity-based awards.

6. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2023 and December 31, 2022.

($ millions)	December 31, 2023	December 31, 2022
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025	28	—
2.750% Series 2026 Notes	498	497
2.375% Series 2028 Notes	549	527
3.000% Series 2029 Notes	994	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	693	692
3.800% Series 2049 Notes	494	494
5.750% Series 2052 Notes	592	591
Revolving facility, floating rate due 2028	—	—
Total non-current financial debts	4,594	4,541

Current financial debts
Local facilities, floating rate:
Japan	82	69
All others	48	2
Other short-term financial debts, floating rate	5	26
Derivatives	10	10
Total current financial debts	145	107
Total financial debts	4,739	4,648
Interest expense recognized for Financial debts, excluding lease liabilities, was $41 million and $162 million for the three and twelve months ended December 31, 2023, respectively, and $32 million and $110 million for the three and twelve months ended December 31, 2022, respectively.
Revolving credit facility
On October 27, 2023, the Company and certain of its subsidiaries and a group of commercial banks entered into a refinancing agreement to replace the $1.0 billion unsecured committed multicurrency revolving credit facility maturing in March 2026. The new agreement consists of a $1.32 billion unsecured committed multicurrency revolving credit facility now maturing five years after the date of the agreement (the “Refinanced Revolving Facility Agreement”). The Refinanced Revolving Facility Agreement primarily bears interest rates equal to a term reference rate or a compounded reference rate, depending on currency, plus an applicable margin and a term reference rate credit adjustment spread, if applicable. It also includes relevant fallback mechanisms in case of rate unavailability. The Revolving Credit Facility is guaranteed by the Company and remained undrawn as of December 31, 2023.

Local bilateral facilities
On February 14, 2023, three local bilateral facilities in Japan which matured in February 2023 were refinanced by three facilities with two year maturities. As of December 31, 2023, $82 million of the drawn local facilities balance was classified as current due to Alcon's expectation to settle the liabilities within twelve months of the balance sheet date.

7. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2023 and December 31, 2022.

	December 31, 2023
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(4)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	—	—	147	—	147
Long-term financial investments measured at FVPL	—	—	1	—	1
Long-term note receivable and other financial assets measured at amortized cost	—	—	—	161	161
Long-term receivables from customers	—	—	—	126	126
Deferred compensation assets(2)	163	—	—	—	163
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, VAT receivables, advances and security deposits	—	—	—	44	44
Non-current financial assets	163	—	148	369	680
Current financial assets
Money market funds	84	—	—	—	84
Current portion of long-term financial investments measured at FVPL(3)	—	—	7	—	7
Current portion of long-term receivables from customers(3)	—	—	—	116	116
Current portion of minimum lease payments from finance lease agreements(3)	—	—	—	27	27
VAT receivables(3)	—	—	—	62	62
Other receivables, security deposits and current assets(3)	—	—	—	101	101
Derivative financial instruments(3)	—	2	—	—	2
Current financial assets	84	2	7	306	399
Financial assets at fair value and amortized cost or cost	247	2	155	675	1,079
Financial liabilities
Contingent consideration liabilities	—	—	(90)	—	(90)
Non-current financial debt	—	—	—	(4,594)	(4,594)
Current financial debt	—	—	—	(135)	(135)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(90)	(4,729)	(4,829)
(1)    Includes $11 million of Long-term convertible notes due from an associated company.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
(4)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,347 million and a carrying value of $4,566 million as of December 31, 2023. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	88	—	88
Long-term financial investments measured at FVPL	—	—	20	—	20
Long-term receivables from customers	—	—	—	119	119
Deferred compensation assets(1)	139	—	—	—	139
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	139	—	108	179	426
Current financial assets
Money market funds	229	—	—	—	229
Current portion of long-term receivables from customers(2)	—	—	—	102	102
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	99	99
Other receivables, security deposits and current assets(2)	—	—	—	77	77
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	229	8	—	303	540
Financial assets at fair value and amortized cost or cost	368	8	108	482	966
Financial liabilities
Contingent consideration liabilities	—	—	(98)	—	(98)
Non-current financial debt	—	—	—	(4,541)	(4,541)
Current financial debt	—	—	—	(97)	(97)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(98)	(4,638)	(4,746)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,145 million and a carrying value of $4,541 million as of December 31, 2022. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of December 31, 2023, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the twelve months ended December 31, 2023.

Long-term note receivable and other financial assets measured at amortized cost
On May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”). Alcon provided Lifecore total commitments of $150 million, primarily related to a $142 million senior term loan facility ("Long-term note receivable") maturing on May 22, 2029. The arrangements also include a sale and leaseback agreement for certain machinery and equipment. Transaction costs directly attributable to the acquisition of the financial assets amounting to $4 million were capitalized to financial assets at amortized cost.
The Long-term note receivable bears an annual fixed interest rate of 10%, which is payable in kind (“PIK”) for the first three years, and payable 3% in cash interest and 7% PIK interest thereafter until maturity, unless otherwise elected by Lifecore to pay a greater proportion in cash. The Long-term note receivable is secured by a Pledge and Security agreement (“security agreement”) whereby Alcon is granted first priority security interest in certain collateral, including but not limited to equipment, fixtures, real property and intellectual property. The security agreement is in effect until the payment in full of the term loan facility.
Due to Lifecore's significant financial difficulties at the time the loan was originated, Alcon concluded the financial assets were originated credit-impaired. The lifetime ECL was analyzed at inception and utilized in calculating the credit-adjusted effective interest rate with no impact on the carrying value of the financial assets or effective interest rate of 10%. In addition, as of December 31, 2023, Alcon assessed there was no lifetime ECL due to the value of the collateral under the security agreement.
Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2023	2022	2023	2022
Balance as of January 1	88	46	20	6
Additions	67	45	13	—
(Losses) recognized in Consolidated Statement of Comprehensive Income/(Loss)	(2)	(2)	—	—
(Losses)/gains in Consolidated Income Statement	—	—	(5)	14
Amortization	—	—	(5)	—
Settlement	(6)	(1)	(15)	—
Balance as of December 31	147	88	8	20
Financial liabilities

	Contingent consideration liabilities
($ millions)	2023	2022
Balance as of January 1	(98)	(112)
Accretion for passage of time	(9)	(9)
Adjustments for changes in assumptions	17	23
Balance as of December 31	(90)	(98)
Changes in contingent consideration liabilities in the current year include fair value adjustments for changes in assumptions of $17 million, primarily due to revised expectations for timing of settlement and probability of success for development and commercial milestones. As of December 31, 2023, the probability of success for various development and commercial milestones ranges from 3% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period included fair value adjustments for changes in assumptions of $23 million, primarily due to revised expectations for achievement and timing of settlement for development and commercial milestones.

Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2029 through 2035 for contingent consideration obligations as of December 31, 2023.
Derivatives
As of December 31, 2023, the net value of unsettled positions for derivative forward contracts and swaps was $8 million, including $2 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. As of December 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $2 million, including $8 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2023 or December 31, 2022.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. During the second quarter of 2023, our assessment of the nature and extent of credit risk was expanded to include originated credit-impaired financial assets, as outlined below. There have been no other significant changes in the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate. For further information, refer to Note 13 to the Consolidated Financial Statements in the Form 20-F.
No customer accounted for 10% or more of Alcon's net sales in the three or twelve months ended December 31, 2023 or 2022, respectively.
Credit risk also arises from originated credit-impaired financial assets (Long-term note receivable and other financial assets at amortized cost). The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $162 million as of December 31, 2023, including a non-current portion of $161 million in "Long-term note receivable and other financial assets measured at amortized cost" in Financial assets and a current portion of $1 million in "Other receivables, security deposits and current assets" in Other current assets. As of December 31, 2023, the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $375 million, in accordance with the terms of the security agreement. In addition, Alcon performs an ongoing credit evaluation of Lifecore’s financial condition, monitors payment performance and assesses current economic conditions, as well as reasonable and supportable forecasts of future economic conditions, that may affect collectability of the outstanding financial assets.

8. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
8.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2023	2022

Property, plant & equipment	385	332
Right-of-use assets	91	76
Intangible assets	745	715
Financial assets	7	(14)
Other non-current assets	(2)	2
Total	1,226	1,111

8.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2023	2022

(Increase) in inventories	(271)	(217)
(Increase) in trade receivables	(110)	(164)
(Decrease) in trade payables	(51)	(48)
Net change in other operating assets	(23)	(63)
Net change in other operating liabilities	51	(30)
Total	(404)	(522)

9. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months ended December 31, 2023 and 2022:

	Twelve months ended December 31
(shares in millions)	2023	2022
Unvested at January 1	4.8	5.6
Granted	2.3	2.0
Vested	(2.0)	(2.4)
Forfeited	(0.2)	(0.4)
Unvested at December 31	4.9	4.8

10. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 27, 2024 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party and should be read in conjunction with Note 18 to the Consolidated Financial Statements in the Form 20-F.

JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to, among other things, source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI sought monetary and injunctive relief. Alcon defended all of these cases vigorously and asserted various patent infringement and invalidity claims against JJSVI in Europe and the US. Prior to the trial on the copyright claims in the Delaware action set for February 2023, the parties entered into a confidential settlement agreement to resolve all of the pending legal proceedings described above. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon made a one-time payment to JJSVI of $199 million on April 3, 2023, which was accrued as of December 31, 2022, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning femtosecond laser-assisted cataract surgery devices. This case is now concluded.
Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group. The investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement ("DPA") with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US FCPA. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon. The DPA expired on June 25, 2023. On December 21, 2023, in accordance with the DPA, the DoJ filed a request with the US District Court for the District of New Jersey to dismiss the criminal charge against Alcon Pte Ltd. with prejudice. On December 21, 2023, the Court issued an order dismissing the charge against Alcon Pte Ltd. with prejudice. This case is now concluded.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates (collectively, "Hoya") filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. On December 13, 2023, the court denied Hoya’s motion for summary judgment with respect to Alcon’s defense that Hoya derived the subject matter of the asserted patents from certain Alcon products. On January 11, 2024, the court granted Alcon’s motion for summary judgment of non-infringement with respect to three of the six asserted patents and certain claims of the other three asserted patents, and also granted Alcon’s motion for summary judgment with respect to Hoya’s claim that Alcon’s alleged infringement was willful. This matter was fully and finally resolved prior to the trial scheduled to begin on February 20, 2024.
Hatch-Waxman patent litigation
From time to time, Alcon is a party to certain patent infringement proceedings in the US in connection with Notices of Paragraph IV Certification under the Hatch-Waxman Act received from third-party generic manufacturers respecting their applications for generic versions of certain products sold by or on behalf of Alcon, including Simbrinza, Pataday, Rhopressa and Rocklatan, or other similar suits.
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserts two patents, automatically stays FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter (or earlier if the court renders a decision adverse to Alcon). The court has entered a schedule that sets trial for October 2024. Alcon intends to defend its patents in this case vigorously.
On January 31, 2022, prior to Alcon's acquisition of Aerie, Aerie received three Paragraph IV Certification Letters under the Hatch-Waxman Act notifying Aerie that three generic drug companies had filed applications to the FDA seeking pre-patent expiry approval to sell generic versions of Rhopressa and/or Rocklatan. On March 14, 2022, Aerie filed patent infringement lawsuits in the US District Court for the District of New Jersey against those generic drug companies. These lawsuits automatically stay FDA approval of the generic drug applications for up to 30 months from receipt of the respective Paragraph IV Certification Letters (or earlier if a court renders a decision adverse to Alcon). The lawsuits have been consolidated into a single case with a trial scheduled for January 2025. Alcon has resolved its patent infringement claims against one of the three generic defendants. Alcon continues to vigorously pursue its claims against the remaining two defendants.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

11. Acquisitions
Acquisition of business
Finalization of fair value of assets and liabilities arising from acquisition of business
The preliminary PPA for the Aerie acquisition was not finalized as of the date the 2022 financial statements were issued as the fair values of the acquired assets and assumed liabilities were provisional pending final measurement of the purchase consideration. Alcon's consolidated financial statements as of December 31, 2022 reflected the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed. The PPA was subsequently finalized during the third quarter of 2023 and resulted in the reversal of a tax reserve with a corresponding decrease in goodwill. The below table summarizes the final PPA for the Aerie business combination as of December 31, 2023.

($ millions)	Preliminary PPA	Measurement period adjustments	Final PPA
Property, plant and equipment	27	—	27
Right-of-use assets	29	—	29
Currently marketed products	850	—	850
Acquired in-process research & development	175	—	175
Deferred tax assets	189	—	189
Inventories	49	—	49
Trade receivables	70	—	70
Short-term investments	79	—	79
Cash and cash equivalents	78	—	78
Other assets	15	—	15
Lease liabilities	(27)	—	(27)
Deferred tax liabilities	(255)	—	(255)
Provisions and other non-current and current liabilities	(235)	—	(235)
Current income tax liabilities	(46)	44	(2)
Trade payables	(3)	—	(3)
Financial debts	(316)	—	(316)
Net identifiable assets acquired	679	44	723
Goodwill	65	(44)	21
Total purchase consideration	744	—	744
Acquired liquidity	(78)	—	(78)
Net assets recognized as a result of business combinations	666	—	666

Alcon retrospectively adjusted the provisional amounts that were recognized at acquisition date, resulting in Current income tax liabilities of $175 million and Goodwill of $8,926 million as of December 31, 2022.
Post-acquisition contingent liability release
Provisions and other non-current liabilities recognized at the Aerie acquisition date included a contingent liability related to uncertainty associated with potential contractual payment obligations tied to the assertion of certain third party patents in certain markets. During the third quarter of 2023, the contingent liability of $58 million was released and recognized in Other income following the resolution of the uncertainty.

12. Related parties transactions
Investment in an associated company
In December 2023, Alcon acquired approximately 8.5% voting interest of an associated company for $10 million which was accounted for using the equity method based on Alcon's ability to exercise significant influence. Subsequent to the acquisition of the voting interest, Alcon paid $3 million to extend the duration of its option to acquire certain exclusive commercialization rights from the associated company and recognized an intangible asset in the Consolidated Balance Sheet. Long-term convertible notes due from the associated company included in Financial assets on the Consolidated Balance Sheet amounted to $11 million as of December 31, 2023.

13. Subsequent events
On February 27, 2024, the Board approved the proposal to submit the 2023 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on May 8, 2024 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 27, 2024, the Board proposed a dividend of CHF 0.24 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $137 million using the CHF/USD exchange rate as of February 21, 2024.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,290	164	—	(6)	1,448
Operating income	208	167	57	8	440
Income before taxes	168	167	57	8	400
Taxes(6)	259	(30)	(12)	(272)	(55)
Net income	427	137	45	(264)	345
Basic earnings per share ($)	0.87				0.70
Diluted earnings per share ($)	0.86				0.70
Basic - weighted average shares outstanding (millions)(7)	493.3				493.3
Diluted - weighted average shares outstanding (millions)(7)	496.4				496.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended December 31, 2022

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,170	149	—	—	—	3	1,322
Operating income	21	151	1	78	70	32	353
(Loss)/income before taxes	(31)	151	1	78	70	32	301
Taxes(6)	(66)	(26)	—	(14)	(17)	31	(92)
Net (loss)/income	(97)	125	1	64	53	63	209
Basic (loss)/earnings per share ($)	(0.20)						0.42
Diluted (loss)/earnings per share ($)	(0.20)						0.42
Basic - weighted average shares outstanding (millions)(7)	491.8						491.8
Diluted - weighted average shares outstanding (millions)(7)	491.8						495.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Twelve months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,247	663	—	7	5,917
Operating income	1,039	675	139	(4)	1,849
Income before taxes	832	675	139	(4)	1,642
Taxes(6)	142	(121)	(26)	(277)	(282)
Net income	974	554	113	(281)	1,360
Basic earnings per share ($)	1.98				2.76
Diluted earnings per share ($)	1.96				2.74
Basic - weighted average shares outstanding (millions)(7)	493.0				493.0
Diluted - weighted average shares outstanding (millions)(7)	496.5				496.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Twelve months ended December 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(6)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(7)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(7)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(4)Includes legal settlement costs.
(5)For the three months ended December 31, 2023, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the three months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions. Operating income also includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the twelve months ended December 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes the release of a contingent liability related to a recent acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, the amortization of option rights and fair value adjustments of financial assets.
For the twelve months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
(6)For the three months ended December 31, 2023, total tax adjustments of $314 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $232 million totaled $45 million with an average tax rate of 19.4%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
For the three months ended December 31, 2022, total tax adjustments of $26 million include tax associated with operating income core adjustments, partially offset by a discrete tax item. Tax associated with operating income core adjustments of $332 million totaled $63 million with an average tax rate of 19.0%. Core tax adjustments for discrete tax items totaled $37 million related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For the twelve months ended December 31, 2023, total tax adjustments of $424 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $810 million totaled $155 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
For the twelve months ended December 31, 2022, total tax adjustments of $126 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $899 million totaled $166 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $40 million, primarily related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
(7)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2023	2022	2023	2022

Net income/(loss)	427	(97)	974	335
Taxes	(259)	66	(142)	128
Depreciation of property, plant & equipment	102	89	385	330
Depreciation of right-of-use assets	26	18	91	76
Amortization of intangible assets	184	168	745	653
Impairments of property, plant & equipment and intangible assets	—	1	—	64
Interest expense	47	40	189	134
Other financial income & expense	(7)	12	18	75
EBITDA	520	297	2,260	1,795

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Twelve months ended December 31
($ millions)	2023	2022

Net cash flows from operating activities	1,388	1,217
Net cash flows used in investing activities	(1,094)	(1,865)
Net cash flows used in financing activities	(211)	(8)
Effect of exchange rate changes on cash and cash equivalents	31	61
Net change in cash and cash equivalents	114	(595)
Change in derivative financial instrument assets	(6)	5
Change in equity securities of public companies	—	(3)
Change in current and non-current financial debts	(91)	(568)
Change in net (debt)	17	(1,161)
Net (debt) at January 1	(3,660)	(2,499)
Net (debt) at December 31	(3,643)	(3,660)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At December 31, 2023	At December 31, 2022

Current financial debt	(145)	(107)
Non-current financial debt	(4,594)	(4,541)
Total financial debt	(4,739)	(4,648)

Less liquidity:
Cash and cash equivalents	1,094	980
Derivative financial instruments	2	8
Total liquidity	1,096	988
Net (debt)	(3,643)	(3,660)
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the twelve months ended December 31, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2023	2022

Net cash flows from operating activities	1,388	1,217
Purchase of property, plant & equipment	(658)	(636)
Free cash flow	730	581

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on